SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For February 11, 2010

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

Corporate Taxpayer ID (CNPJ): 43.776.517/0001-80

Company Registry (NIRE): 35.3000.1683-1

EXCERPT OF THE MINUTES OF THE SEVEN HUNDRED AND TWENTY-EIGHTH BOARD OF DIRECTORS’ MEETING

At 9:00 a.m. on October 28, 2010, the Chairwoman of the Board of Directors called a meeting on an ordinary basis, in accordance with the head provisions of Article 13 of the Company’s Bylaws, in the conference room of the Company’s head offices located at Rua Costa Carvalho, 300, in the city of São Paulo, which was attended by the undersigned members of the Board of Directors of Companhia de Saneamento Básico do Estado de São Paulo - SABESP. Installing the meeting, Dr. Dilma Seli Pena greeted everyone present and justified the absence of Board Members Alexander Bialer and Mário Engler Pinto Júnior. (...) Retaking the floor, Dr. Dilma Seli Pena moved on to the examination of item 9 on the agenda, “Approval of conditions applicable to the 13th Debentures Issue” (time:25’), requesting that the Chief Financial Officer and Investor Relations Officer, Rui de Britto Álvares Affonso, and the Head of Capital Markets and Investor Relations, Mário Azevedo de Arruda Sampaio, present the matter, which was done based on the Proposal to the Board of Directors dated October 22, 2010, on the Executive Board Resolution 0467/2010 dated October 21, 2010, and on Internal Communication FI 056/2010 dated October 19, 2010. After the matter was discussed and subsequently voted on, in accordance with items X and XIII of Article 14 of the Company’s Bylaws, the members of the Board approved by unanimous vote the Board of Executive Officers’ proposal for the following conditions applicable to the 13th Issue of Nonconvertible Unsecured Debentures in a single series (“Debentures or Issue”), for public distribution with restricted placement efforts, in accordance with CVM Rule 476 (ICVM 476):

1.            Issuer: Companhia de Saneamento Básico do Estado de São Paulo – SABESP

2.            Issue Amount: Six hundred million reais (R$600,000,000.00);

3.            Series: single.

4.            Type: unsecured.

5.            Date of Issue: For all legal purposes and effects, the date of issue will be the date of the first subscription and payment of Debentures by the respective debenture holders (“Date of Issue”).

6.            Format and Convertibility: the Debentures will be registered, book-entry, non-convertible and without issue of certificates.

7.            Number: sixty (60) Debentures.

8.            Nominal unit value of the Debentures: ten million reais (R$10,000,000.00) on the respective Date of Issue (“Nominal Unit Value”);

9.            Placement Regime: firm commitment underwriting agreement with the managing institutions.

10.         Placement and Distribution Procedure: The Debentures will be distributed through a public offering with restricted efforts, in accordance with CVM Rule 476, with intermediation managed by HSBC Corretora de Títulos e Valores Mobiliários S.A. (“HSBC” or “Lead Manager”), BB – Banco de Investimento S. A. (“BB-BI”), and Santander Corretora de Títulos e Valores Mobiliários S.A. (“Santander”, jointly with the Lead Manager and BB-BI, the “Lead Managers”). For this purpose, the Lead Managers may identify a maximum of fifty (50) qualified investors, with the Debentures subscribed to or acquired by a maximum of twenty (20) qualified investors. In accordance with Article 6 of CVM Rule 476, the public offering with restricted efforts of the Issue is automatically exempted from registration at the Securities and Exchange Commission of Brazil (CVM).

11.         Subscription price: The subscription price of the Debentures will be its Nominal Unit Value on the Date of Issue.

12.         Remuneration: the Nominal Unit Value will not be restated. The Nominal Unit Value will be subject to compensatory interest corresponding to the cumulative variation in the average one-day interbank deposit rates, called “Taxa DI over extragroup”, expressed in an annual percentage rate based on two hundred fifty-two (252) business days, calculated and disclosed on a daily basis by CETIP - OTC Clearing House (“CETIP”) in the daily report available on its website (http://www.cetip.com.br), plus the surcharges described below depending on the period, applied to the Nominal Unit Value: (i) during the period between the Date of Issue and February 26, 2011 (“First Yield Period”) = DI rate + 0.65% p.a. based on 252 business days; (ii) during the period between February 26, 2011 and August 30, 2011 (“Second Yield Period”) = DI rate + 0.75% p.a. based on 252 business days; (iii) during the period between August 30, 2011 and March 1, 2012 (“Third Yield Period”) = DI rate + 0.85% p.a. based on 252 business days; and (iv) during the period between March 1, 2012 and the Maturity Date (“Fourth Yield Period”, and each of these periods, “Yield Period”) = DI rate + 1.25% p.a. based on 252 business days. The compensatory interests of the Debentures will be paid at the end of each Yield Period.

13.         Term: the Debentures will mature on August 29, 2012.

14.         Guarantee: none.

15.         Payment of Nominal Unit Value: the Nominal Unit Value will be paid in a single installment on the maturity date.

16.         Payment Location: at CETIP, at the Company’s head offices or through the Agent Bank for the Debenture Holders that did not have the Debentures held in custody electronically at CETIP.

17.         Extension of Periods: the periods for the payment of any obligation arising from the Debentures will be considered extended until the subsequent business day if the due date coincides with a day that is not a business or banking day in the payment location of the Debentures in the city and state of São Paulo, without any increase in the amounts to be paid, except for cases in which the payments must be made through CETIP, in which case an extension is granted only when the due date falls on a national holiday, Saturday and/or Sunday.

18.         Use of Proceeds: The proceeds from the Debentures Issue will be used to prepay the Commercial Promissory Notes of the 5th Issue of Promissory Notes of SABESP (“Promissory Notes”).

19.         Subscription and Payment Method: the Debentures will be paid in cash on the respective Date of Issue of the Debentures, in local currency, at the Nominal Unit Value.

20.         Registration for Placement and Trade: The Debentures will be registered for distribution in the primary market and trading in the secondary market on the Securities Distribution Module (SDT) and the National Debentures Module (SND), both of which are administrated and operated by CETIP.

21.         Voluntary Early Redemption: The Early Redemption of the Debentures may occur at any time, in part or in full, based on the availability of the proceeds obtained from the Issue, without any penalty, cost or premium to be paid by the Issuer, in accordance with the terms of the Debenture indenture. The Debentures redeemed in accordance with the terms of the indenture should be cancelled by the Issuer.

22.         Potential Early Redemption Events: the Debentures will have early redemption declared in case of the events provided for in the Debenture indenture, as negotiated with the Lead Managers of the Debentures Issue.

The Board of Directors hereby authorizes the members of the Company’s Board of Executive Officers to practice, in accordance with governing law and the bylaws, any and all acts related to the 13th Debentures Issue and to ratify all acts related to the Issue practiced previously by the Board of Executive Officers. (...)After being approved, these minutes were signed by the members of the Board of Directors in attendance. Dilma Seli Pena, Gesner José de Oliveira Filho, Jerônimo Antunes, Heraldo Gilberto de Oliveira, Humberto Rodrigues da Silva, Manuelito Pereira Magalhães Júnior, Reinaldo Guerreiro, Roberto Yoshikazu Yamazaki and Stela Goldenstein. This is a free translation of the excerpt of the Minutes recorded in the Minutes Book of the Board of Directors. São Paulo, November 3, 2010. Dilma Seli Pena, Chairwoman of the Board of Directors. Sandra Maria Giannella, Executive Secretary of the Board of Directors. JUSTICE AND CITIZENSHIP DEFENSE OFFICE. COMPANY REGISTRY OF THE STATE OF SÃO PAULO. I certify the Registration under No. 408.667/10-2 of November 16, 2009. KÁTIA REGINA BUENO DE GODOY, General Secretary.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: February 11, 2011

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.